The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

May 16, 2013

Via EDGAR & Overnight Courier

Mr. Andrew D. Mew

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	The Chefs’ Warehouse, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2012

Filed March 13, 2013

Response letter dated April 25, 2013

File No. 1-35249

Dear Mr. Mew:

On behalf of The Chefs’ Warehouse, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 15, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 28, 2012

Critical Accounting Policies, page 35

Valuation of Goodwill and Intangible Assets, page 36

1.	We note your response to comment 1. Please disclose, in future filings, you have only one reporting unit and that it is at the operating segment level, in which you aggregated the geographical components into one reporting unit.

RESPONSE: The Company will include the requested disclosure in its future filings.

Note 11 – Debt Obligations, page 63

2.	We read your response to comment 4 and the accounting error in connection with the evaluation of whether the new debt with one of the creditors was a modification of existing debt or debt extinguishment. Please clarify for us if you will correct this accounting error prospectively in your results of operations. If not, please explain to us why.

RESPONSE: The Company will correct this accounting error prospectively in its results of operations.

If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ John D. Austin
John D. Austin
Chief Financial Officer

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